Exhibit 11
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

	Three Months Ended	Six Months Ended
(All figures are in millions except per share data )	June 30, 2005	June 30, 2005
Average shares outstanding — Basic	75.2	75.1

Effect of dilutive securities:
Stock options	0.8	1.2

Average shares outstanding — Assuming dilution.	76.0	76.3

Net income	$26.5	$43.0

Earnings per share:
Basic	$0.35	$0.57
Diluted	$0.35	$0.56
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